                                                      Filed under Rule 424(b)(3)
                                            Registration Statement No. 333-67037


                 SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1999

PROSPECTUS SUPPLEMENT, DATED FEBRUARY 23, 1999
(To Preliminary Prospectus Supplement, dated February 12, 1999 and Prospectus dated November 19, 1998)

$250,000,000
                        CANANDAIGUA BRANDS, INC. [LOGO]


  % SENIOR SUBORDINATED NOTES DUE 2009


  This prospectus supplement (the "Supplement") should be read in conjunction with the preliminary prospectus supplement (the "Preliminary Prospectus") dated February 12, 1999 and the prospectus dated November 19, 1998 (together with the Preliminary Prospectus, the "Prospectus"). Capitalized terms used herein without definition have the same meaning as such terms when used in the Prospectus. For a description of the terms of the Notes being offered hereby, the Company, and the risks relating to the foregoing, reference is hereby made to the Prospectus. "Use of Proceeds" on page S-16 of the Prospectus and "Capitalization" on page S-17 of the Prospectus are replaced in their entirety by the corresponding sections contained herein.


CHASE SECURITIES INC.

      CREDIT SUISSE FIRST BOSTON

             FLEET SECURITIES, INC.

                   SCHRODER & CO. INC.

                             SCOTIA CAPITAL MARKETS (USA) INC.


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT WILL BE DELIVERED TO THE PURCHASERS OF THESE SECURITIES. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT OR THE ENCLOSED PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

RECENT DEVELOPMENTS--PENDING ACQUISITION OF BLACK VELVET BRAND AND OTHER ASSETS

  On February 21, 1999, we entered into a definitive agreement with Diageo plc to purchase several well known Canadian whisky brands, including Black Velvet, the third best selling Canadian whisky in the United States, production facilities located in Alberta and Quebec, Canada, inventories of bulk whisky and other related assets (collectively, the "Diageo Acquisition"). Other principal brands we agreed to acquire include Golden Wedding, OFC, MacNaughton, McMaster's and Triple Crown. We also agreed to enter into multi-year agreements with Diageo to provide packaging and distilling services for various Diageo brands. The purchase price for the Diageo assets we are buying is approximately $185.5 million.

  During the twelve months ended June 30, 1998, net sales (meaning, in this case, gross sales less excise taxes and volume related discounts) for the brands we are buying were $74.0 million. Brand profits (earnings before selling, general and administrative expenses, interest and income taxes) before depreciation for these brands were $34.6 million. Unit volume (in 9-liter case equivalents) for these brands during this twelve month period was approximately
2.9 million cases.

  The agreement with Diageo is subject to certain customary conditions to closing, which we expect will be satisfied. We cannot guarantee, however, that the transaction will be completed on the agreed upon terms or at all. This offering is not conditioned upon completion of the Diageo Acquisition.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $244.1 million (after deducting the Underwriter's discount and our estimated offering fees and expenses). The net proceeds from the sale of the Notes are expected to be used to fund the Diageo Acquisition and to pay any fees and expenses related thereto (approximately $188.0 million) and to repay a portion of our Tranche II Term Loan (approximately $56.1 million). If the Diageo Acquisition is not completed, the unused net proceeds from the sale of the Notes are expected to be used to repay the remaining portion of our Tranche II Term Loan (approximately $143.9 million) and for general corporate purposes, which may include the repayment of additional indebtedness. The Tranche II Term Loan currently bears interest at 7.25% and matures in June 2000. The proceeds of the Tranche II Term Loan were used to fund a portion of the Matthew Clark acquisition.

                                 CAPITALIZATION

  The following table sets forth our (1) actual, unaudited capitalization as of November 30, 1998 and (2) adjusted capitalization giving pro forma effect to the Matthew Clark acquisition, the Diageo Acquisition and this offering as if each had been consummated as of November 30, 1998.

                                                                                             As of November 30, 1998
                                                                                           ----------------------------
                                                                                              Actual      Pro Forma
                                                                                           ----------------------------
                                                                                              (Dollars in Millions)
Long term debt (including current maturities):
  Revolving credit facility (a)..........................................................           $114.5     $   18.1
  Term loan facility.....................................................................            122.0        643.9
  8 3/4% Senior Subordinated Notes due 2003..............................................            192.4        192.4
  Notes offered hereby...................................................................               --        250.0
  Other..................................................................................              1.1          2.1
                                                                                                    ------     --------
     Total debt..........................................................................            430.0      1,106.5
Stockholders' equity.....................................................................            423.6        412.0
                                                                                                    ------     --------
     Total capitalization................................................................           $853.6     $1,518.5
                                                                                                    ======     ========

(a) Pro forma amount reflects borrowings under the Company's $300 million revolving credit facility.